UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ELEPHANT TALK COMMUNICATIONS CORP.
(Name of Issuer)

Common Stock, Par Value $0.00001 per share
(Title of Class of Securities)

286202205
(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 286202205

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Steven Paul Karel Maire Van der Velden
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Dutch

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0 (1)
6. Shared Voting Power 8,689,660
7. Sole Dispositive Power 0 (1)
8. Shared Dispositive Power 8,689,660

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,689,660 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.66% (2)
12.	Type of Reporting Person (See Instructions) IN
(1)	The number of shares the Reporting Person has sole voting and dispositive power does not include shares sold without proper authorization by third party;
(2)	Percentage is based on 113,380,067 shares of Common Stock outstanding as of December 31, 2011.

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Item 1(a).	Name of Issuer

Elephant Talk Communications Corp. ( “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

19103 Centre Rose Boulevard Lutz, FL 33558 United States

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of Steven Paul Karel Maire Van der Velden (“Reporting Person”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal office address of the Reporting Persons is 19103 Centre Rose Boulevard Lutz, FL 33558 United States

Item 2(c).	Citizenship

The Reporting Person is a citizen of the Netherlands.

Item 2(d).	Title of Class of Securities

Common Stock, Par Value $0.00001 per share (“Common Stock”)

Item 2(e).	Cusip Number

286202205

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Person is the beneficial owner of 8,689,660 shares of Common Stock as calculated in accordance with Rule 13d-(3)(d)(1) under the Securities Exchange Act of 1934, as amended, or 7.66% of the total issued and outstanding shares of Common Stock of the Issuer as of December 31, 2011, which include 3,475,864 shares of Common Stock and warrants to purchase 3,475,864 shares of Common Stock at the price of $1.26 per share and warrants to purchase 1,737,932 shares of Common Stock at $1.47 per share held by CMV Invest II CVA, an entity in which the Reporting Person has an ownership interest.

The Reporting Person shares voting and dispositive power with respect to 8,689,660 shares owned by CMV Invest II CVA. The Reporting Person disclaims beneficial ownership of the shares of CMV Invest II CVA.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: February 21, 2012
/s/ Steven van der Velden

Name: Steven van der Velden

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

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